Exhibit 3

Exhibit 3

RESULTS 4Q16

February 9 , 2017

|| Forward looking information

This presentation contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as

“may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward- looking statements reflect CEMEX Latam Holdings, S.A.’s (“CLH”) current expectations and projections about future events based on CLH’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CLH’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CLH or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CLH’s exposure to other sectors that impact CLH’s business, such as the energy sector; competition; general political, economic and business conditions in the markets in which CLH operates; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CLH’s ability to satisfy its debt obligations and CEMEX, S.A.B. de C.V.’s (“CEMEX”) ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of

CEMEX’s existing indebtedness; the impact of CEMEX’s below investment grade debt rating on CLH’s and CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from CLH’s cost-reduction initiatives and implement

CLH’s pricing initiatives for CLH’s products; the increasing reliance on information technology infrastructure for CLH’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CLH’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CLH’s business. The information contained in these presentations is subject to change without notice, and CLH is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CLH’s prices for CLH’s products.

UNLESS OTHERWISE NOTED, ALL CONSOLIDATED FIGURES ARE PRESENTED IN DOLLARS AND ARE BASED ON THE FINANCIAL

STATEMENTS OF EACH COUNTRY PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS.

Copyright CEMEX Latam Holdings, S.A. and its subsidiaries.

|| Financial Results Summary

EBITDA Variation FY2016

EBITDA remained flat, while -6% net sales decreased by 2%

0% on a like-to-like basis1 during the year compared to those of 2015

449 4 4 -12 5 -2 449 -25    424

Full year increase in margins mainly explained by

the positive performance in Panama, Nicaragua and Guatemala

Significant achievements

EBITDA Vol Price O. Costs Dist SG&A EBITDA Fx EBITDA

2015 ltl1 2016 2016 despite of external factors

- Lowest level of working capital    investment in the history of CLH

31.5% 32.2%

+ 0.7pp — All time high EBITDA and margins in EBITDA EBITDA    Nicaragua and Guatemala, and record    EBITDA margin in Panama

Margin Margin 2015 2016

(1) Adjusted by foreign-exchange fluctuations

|| Financial Results Summary

EBITDA Variation 4Q16

-19%

-21% Net sales and EBITDA 103 -5 declined by 7% and 19%

-16 during 4Q16, respectively, versus those

-0.7 0 -0.3 81 3 84 of 4Q15

Margin decline in 4Q16 mainly explained by:

EBITDA Vol Price O. Costs Dist SG&A EBITDA Fx EBITDA

2015 ltl1 2016 2016 —Lower volumes and prices in Colombia    and Costa Rica

- Higher maintenance works in Colombia 31.8% 27.7% —Extraordinary charges of labor costs—4.1pp    related to the Maceo cement project

EBITDA EBITDA    Margin Margin

4Q15 4Q16 4

|| Consolidated Volumes and Prices

2016vs. 4Q16 vs. 4Q16 vs. 2015 4Q15 3Q16

Our volumes declined in our

Volume (1%) 0% (5%)

Domestic three main products in 2016,

gray Price (USD) (5%) (8%) (7%) volume in cement despite of our records Price (LtL1) 1% (8%) (6%) Guatemala, Nicaragua and Costa Rica

Volume (9%) (6%) (9%) Higher prices in 2016

Ready-mix    in our three main products, on a like-concrete Price (USD) (4%) 1% (3%) to-like1 basis, compared to those of

Price (LtL1) 2% 2% (1%) 2015

Volume (14%) (10%) (8%) Our cement prices declined Aggregates Price (USD) 1% 3% (6%) by 8% in 4Q16, year-over-year mainly due to tougher competitive

Price (LtL1) 8% 4% (5%) dynamics in Colombia

(1) Like-to-like prices adjusted by foreign-exchange fluctuations 5

REGIONAL HIGHLIGHTS

Results 4Q16

Results Highlights Colombia

|| Colombia – Results Highlights

National cement consumption

2016 2015 % var 4Q16 4Q15 % var

was heavily affected by:

Net Sales 665 725 (8%) 153 173 (12%)—Macroeconomic challenges

Financial —Transportation strike in June and July

Summary Op. EBITDA 214 248    (14%) 38 60    (37%)

of 2015

US$ Million as % net    sales 32.1% 34.2% (2.1pp) 24.6% 34.4% (9.8pp)

Higher prices in our three

2016 vs. 2015 4Q16 vs. 4Q15 4Q16 vs. 3Q16 main products in 2016,

Cement 0% (3%) (2%) compared to those of 2015, although competitive dynamics worsened in 2H16

Volume Ready mix (8%) (6%) (9%)

EBITDA margin deterioration

Aggregates (13%) (7%) (7%)

in 4Q16 mainly explained by:

- Lower volumes (~2pp)

2016 vs. 2015 4Q16 vs. 4Q15 4Q16 vs. 3Q16 —Lower prices (~4pp)

Cement 1% (14%) (9%) —Higher maintenance expenses (~1.3pp) Price —Extraordinary charges of labor costs in (Local Currency) Ready mix 4% 3% (1%)    Maceo (~2.5 pp), which on a pro-forma    basis would have negatively affected

Aggregates 11% 5% (2%)

margins by ~0.65pp per quarter 8

|| Colombia – Residential Sector

Over 100k subsidies from Housing Ministry expected in 2017    We estimate cement demand for residential decreased by ~2%

in 2016, on a year over year basis 33,500 social housing subsidies on mortgage rate

19,557 units under “Mi casa ya” subsidy program

11,000 units under “Mi casa ya—Ahorro” subsidy program The investment budget of the

Housing Ministry is expected to

25,000 units under subsidy on middle-income housing on mortgage rate grow by ~18% in 2017

12,500 units under free housing program

We expect cement demand for residential sector to remain flat in 2017, versus that of 2016

|| Colombia – Infrastructure Sector

We estimate cement demand for infrastructure declined by ~8%,

explained by a high comparison base in 2015, and low demand from new projects

Demand of our products for this sector in 2017 to be driven by:

- Initial works of 4G program, specially    in 2H17

- Higher project execution by local and    regional administrations

CLH already secured 17 contracts to supply works in

We expect a 3.3% increase in

functional units of 4G cement demand

programs for infrastructure sector during 2017    10

Results Highlights Panama

|| Panama – Results Highlights

Ready-mix and aggregates

2016 2015 % var 4Q16 4Q15 % var

volumes grew by 13% and 7%,

Net Sales 256 285 (10%) 57 61 (6%)

Financial respectively, in 4Q16 vs. those of 4Q15

Summary Op. EBITDA 116 117 (1%) 26 26 0%

US$ Million

as % net Cement prices increased by 2%

sales 45.3% 41.2% 4.1pp 45.3% 42.4% 2.9pp

in 2016 and remained flat in 4Q16

2016 vs. 2015 4Q16 vs. 4Q15 4Q16 vs. 3Q16 on a year-over-year basis

Cement (14%) (5%) (21%) EBITDA remained practically flat

Volume Ready mix (3%) 13% (7%) in 2016 and 4Q16,

Aggregates (5%) 7% (7%) on a year-over-year basis, even with a drop of 10% and 6% in net sales, respectively

2016 vs. 2015 4Q16 vs. 4Q15 4Q16 vs. 3Q16

Cement 2% 0% (1%) EBITDA margin increased in 2016

Price compared to that of 2015, through

(Local Currency) Ready mix (4%) (3%) (4%)

successful execution of our value before Aggregates (3%) (6%) (4%) volume strategy and cost efficiency initiatives 12

|| Panama – Sector Highlights

The government intends to reduce the Residential sector was the main existing housing deficit in the country by driver of cement demand in about 25% in the next 3 years 2016 growing by 3% vs. 2015

In 2017 projects for ~ US$ 2.3 B could start construction

Among the most important are:

- Arraiján-Panama highway expansion

- Expansion of the Trans-ístmica

- The port of Rodman

- The electricity generation project of    AES Colón

Our sector expectations for 2017 are:

- Residential: Flat

- Infrastructure: ~10%1

- Industrial & Commercial: Flat

(1) Adjusted by the effect of the Panama Canal expansion

Results Highlights Costa Rica

|| Costa Rica – Results Highlights

2016 2015 % var 4Q16 4Q15 % var    Volumes continue affected by Net Sales 151 167 (9%) 32 36 (12%) tough comparison base in 2015,

Financial and a lack of execution of new

Summary Op. EBITDA 61 69 (12%) 12 15 (19%) infrastructure works

US$ Million as % net sales 40.1% 41.3% (1.2pp) 37.8% 41.5% (3.7pp)

New record in aggregates

2016 vs. 2015 4Q16 vs. 4Q15 4Q16 vs. 3Q16 volumes in 2016;

Cement (12%) (8%) (17%) aggregates dispatches grew by 9%    versus those of 2015

Volume Ready mix (9%) (20%) (23%)

Aggregates 9% (5%) (23%) Aggregates and ready-mix prices increased by 4% and 2%

2016 vs. 2015 4Q16 vs. 4Q15 4Q16 vs. 3Q16 in 2016 compared to those of 2015

Cement (3%) (4%) (2%)

Price    EBITDA margin declined 1.2pp

(Local Currency) Ready mix 2% (9%) (3%) in 2016 vs.2015, mostly explained by Aggregates 4% (3%) (25%) lower cement volumes and prices

|| Costa Rica– Sector Highlights

We expect a 1% increase in cement dispatches for housing

projects in 2017, on a year-over-year basis

Demand of cement for industrial and commercial sector should increase 1% in 2017 driven by construction of Hotels, supermarkets, big-box retailers, and warehouses

We expect cement volumes for infrastructure to grow ~13%

as the government resumes some

We have seen better prospects from residential loans and projects in advance of the presidential increasing building permits, revealing confidence among elections homebuilders

Results Highlights Rest of CLH

|| Rest of CLH – Results Highlights

2016 2015 % var 4Q16 4Q15 % var

Rest of CLH cement volumes

Net Sales 263 269 (2%) 66 60 10% increased by 13% and 10%

Financial during 4Q16 and 2016, respectively,

Summary Op. EBITDA 84 73 16% 20 16    27%

US$ Million over those of the same periods in 2015

as % net sales 32.0% 27.1% 4.9pp 29.7% 25.9% 3.8pp

2016 vs. 2015 4Q16 vs. 4Q15 4Q16 vs. 3Q16

EBITDA grew by 27% and 16%

Cement 10% 13% 4% in 4Q16 and 2016, respectively, on a year-over-year basis

Volume Ready mix (37%) (32%) 2%

Aggregates (66%) (69%) (2%)

EBITDA Margin expansion of

2016 vs. 2015 4Q16 vs. 4Q15 4Q16 vs. 3Q16 3.8pp and 4.9pp during the

Cement 0% 0% (1%) fourth quarter and full year 2016,

Price

(Local Currency) Ready mix 0% 2% 2% respectively, driven by strong performance in Nicaragua and Guatemala

Aggregates (6%) 2% 6%

|| Rest of CLH – Sector Highlights

Despite of positive performance, we In Nicaragua, public construction remain cautious in Nicaragua given a partially offset the slowdown perceived vulnerability of external seen in residential during 2016

accounts

Infrastructure sector should remain as the demand driver

of our products in 2017

In Guatemala, public spending declined in 2016 due to

regulatory changes, economic uncertainty, and a limited access to external funding

We expect more favorable economic conditions in 2017.

Private consumption should continue growing on the back of solid remittance inflows

FREE CASH FLOW

4Q16 Results

|| We will continue with disciplined working capital management

Working Capital Balance

(Average Days)

2014 2015 2016 CLH reduced its annual average

Avg. Days: 13

24 working capital

22 21 21 investment in

US$ 67 million

17 15 12

Avg. Days: -5

2 2

-1—6—14

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q

3Q

4Q 21

|| Free Cash Flow

US$ Million 2016 2015 % var 4Q16 4Q15 % var Lower

working capital

Operating . EBITD EBITDA 424 450    (6%) 84 104    (19%) investment, financial expenses

- Net Financial Expense 64 74 15 16 and cash taxes

helped partially offset a 6% decline in

- Maintenance Capex 56 52 24 26

EBITDA in 2016

- Change in Working Cap (38) (44) (21) (20)

Free cash flow after maintenance

- Taxes Paid 100 107 15 20 capex declined by 8% in 4Q16 in

- Other Cash Items (net) 5 12 (5) 1 spite of a 19% decline in EBITDA,

Free Cash Flow on a year-over-year basis

Free Cash Flow 237 249    (5%) 56 61    (8%)

After Maintenance Capex

- Strategic Capex 140 144    32 34 Total debt was reduced

during 2016 to US$983 million

Free Free Cash Cash Flow Flow 97 105 (8%) 24 27    (9%)

|| Consolidated debt maturity profile

Current agreement US$ Million 821 Reached agreement in principle to renegotiate the

Average Life: terms for US$ 717 million of 1.9 yrs. 162 our debt with CEMEX,

New 6 year loan, also with CEMEX, Blended Cost: for US$717 million at a fixed rate of

6.38% 5.65%

2017 2018    Refinancing would reduce by more than 100bp the blended

New agreement assuming successful cost of our total debt with execution of refinancing with CEMEX 717 CEMEX, reaching 5.37%

Average Life: 242

4.9 yrs. US$ Million Annual savings in interest expense of ~US$ 9.7 million,

Blended Cost:    would be achieved through this

5.37 % refinancing, assuming current outstanding debt

2017 2018 2023

GUIDANCE

4Q 16 Results

|| 2017 Guidance

Volume YoY% consolidated Guidance for volumes in 2017:

Cement Ready—Mix Aggregates + Cement: 0%

Colombia + Ready-mix: 1% to 3%

0% 1% to 3% 0%

+ Aggregates: 0%

Maintenance and Strategic

Cement Ready—Mix Aggregates

Panama 1% to 3% 1% to 3% 1% to 3% Capex in 2017

are expected to be about US$56 M and US$40 M, respectively

Cement Ready—Mix Aggregates Consolidated Cash taxes

Costa Rica

1% to 3% 1% to 3% 1% to 3% are expected to range between US$100 M and US$110 M

RESULTS 4Q16

February 9, 2017